Exhibit B

The following table sets forth all transactions with respect to the Shares effected in the last sixty days by the Reporting Persons, inclusive of any transactions effected through 12:00 p.m., Los Angeles time, on July 21, 2016. All such transactions were sales of Shares effected in the open market. The per share prices noted in the table below include commissions paid.

Nature of Transaction	Reporting Person	Date of Transaction	Amount of Securities	Price Per Share ($)
Sale of Common Stock	Dalton Investments LLC*	7/19/2016	107,276	18.00
Sale of Common Stock	Dalton Investments LLC*	7/20/2016	9,100	17.97

*	Includes all of the Dalton Individual Reporting Persons.